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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number 000-28560

                           NOTIFICATION OF LATE FILING

(Check One)
[X]Form 10-K  [ ]Form 20-F  [ ]Form 11-K  [ ]Form 10-Q  [ ]Form 10D
[ ]Form N-SAR  [ ]Form N-CSR

                    For Period Ended:   March 31, 2005
                                      ------------------
                    [ ] Transition Report on Form 10-K
                    [ ] Transition Report on Form 20-F
                    [ ] Transition Report on Form 11-K
                    [ ] Transition Report on Form 10-Q
                    [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________________________

Read instruction before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                               PART I
                       REGISTRANT INFORMATION

                           NETGURU, INC.
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                        Full Name of Registrant

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                      Former Name if Applicable

                      22700 SAVI RANCH PARKWAY
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       Address of Principal Executive Office (Street and Number)

                   YORBA LINDA, CALIFORNIA  92887
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                      City, State and Zip Code

                               PART II
                     RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
XX                N-CSR, or portion thereof, will be filed on or before the
--                fifteenth calendar day following the prescribed due date; or
                  the subject quarterly report or transition report on Form
                  10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

THE REGISTRANT IS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER
BECAUSE THE ANNUAL AUDIT FOR THE FISCAL YEAR ENDED MARCH 31, 2005 HAS NOT
BEEN FINALIZED BY THE REGISTRANT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM DUE TO A DELAY IN THE DELIVERY TO THE REGISTRANT'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE WORKING PAPERS OF THE SEPARATE FOREIGN AUDITS OF THE REGISTRANT'S UNITED KINGDOM, SINGAPORE AND INDIAN OPERATIONS.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

       BRUCE NELSON                 (714)             974-2500
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         (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [X]Yes  [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [X]Yes  [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE REGISTRANT ANTICIPATES THAT UPON COMPLETION OF THE AUDIT, TOTAL NET REVENUES FOR THE FISCAL YEAR ENDED MARCH 31, 2005 WILL BE APPROXIMATELY $15.84 MILLION, AS COMPARED TO TOTAL NET REVENUES OF APPROXIMATELY $16.56 MILLION FOR THE FISCAL YEAR ENDED MARCH 31, 2004, A DECREASE OF APPROXIMATELY $0.72 MILLION (4.3%). THE ANTICIPATED DECREASE IN NET REVENUES RESULTED FROM A DECREASE IN IT SERVICES NET REVENUES OFFSET BY AN INCREASE IN ENGINEERING AND COLLABORATIVE SOFTWARE PRODUCTS AND SERVICES NET REVENUES. THE REGISTRANT ALSO ANTICIPATES THAT UPON COMPLETION OF THE AUDIT, NET LOSS FOR THE FISCAL YEAR ENDED MARCH 31, 2005 WILL BE APPROXIMATELY $0.61 MILLION, AS COMPARED TO A NET LOSS OF APPROXIMATELY $3.11 MILLION FOR THE FISCAL YEAR ENDED MARCH 31, 2004.

                                  NETGURU, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 29, 2005              By: /s/ BRUCE NELSON
     ------------------------      -------------------------------------
                                   Bruce Nelson, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                        (Haskell & White LLP Letterhead)

June 29, 2005


Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549



We are engaged as the independent registered public accounting firm for netGuru, Inc. and subsidiaries (the Company) as of and for the year ended March 31, 2005. On June 29, 2005 we were provided a copy of the Form 12b-25 of the Company dated the same day. We have read such statements included under Parts III and IV, and we agree with such statements insofar as they relate to Haskell & White LLP except for the explanation of the anticipated change contained in Part IV, number (3), as to which we are not able to agree or disagree at this time.


/s/ Haskell & White LLP
Irvine, California